02027836

P.E 4.1.02

333-09786

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votarantim Pulp and Paper Inc.)
(Translation of registrant's name into English)

Alameda Santos, 1357-8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

1076005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: April 25, 2002

By: ______________________________
Name: Valdir Roque
Title: Chief Financial Officer

EXHIBIT INDEX

1. Minutes of the Ordinary and Extraordinary General Meeting, held on April 24, 2002.

EXHIBIT 1

I, undersigned, José Martins de Paula e Silva, Sworn Translator, hereby certify that I translated from Portuguese into English, a document identified as "Minutes General Meetings" with the following tenor:

VOTORANTIM CELULOSE E PAPEL S.A.
Public Corporation
Taxpayer Registration CNPJ-MF 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

DATE, TIME AND PLACE: held on April 24, 2002 at 10:00 a.m. at the Company's corporate seat, at Alameda Santos, 1357, 6th floor, in the City of São Paulo, State of São Paulo.

PRESENCE: (i) Shareholders representing the total of the capital with voting rights and shareholders representing 3.11% of the capital without voting rights, according to the signatures contained in the Book of Presence of Shareholders; (ii) Mr. Wagner Petelin (CRC Nr. 1SP142133/0-7), representing the Independent Auditors, Ernst & Young Auditores Independentes S/C; and (iii) Members of Statutory Audit Committee (iv) Mr. Valdir Roque - Director of Relations with Investors.

PUBLICATIONS AND CONVENING NOTICES: 1) Financial Statements: published on February 2, 2002 in the São Paulo State Official Gazette and on February 1, 2002 in the daily paper Valor Econômico S.A.:
2) Convening Notice Publication: published on April 6, 9 and 10, 2002 in the São Paulo State Official Gazette and on April 8, 9 and 10 in the daily paper Valor Econômico S.A.

PANEL: Mr.Raul Calfat - Chairman

Mr.Boris Gris - Secretary

ORDER OF THE DAY:

(a) To examine the accounts of the administrators, to analyze, discuss and vote on the Financial Statements referring to the business year ended on December 31, 2001;

(b) Destination of the business year net profits and distribution of dividends; and

(c) Fixing of the overall annual fees for the Administration Bodies; and

(d) Adjustment of Articles 5 and 27 of the Company's Corporate By-laws due to adhesion to Level I of Bovespa's Corporation Governance Practice; and adjustment of Articles 6, 8, 17, 29 and 33 of the Company's Corporate By-laws to the amendments entered by Law Nr. 10.303/01 and amendment of Articles 19, 20, 22 and 24 of the Company's Corporate By-laws, referring to the change in the present Board of Directors' position structure.

Decisions: Once the session was installed and the Panel composed, the following decisions were taken:

I - ORDINARY GENERAL MEETING:

(a) FINANCIAL STATEMENTS - REPORT OF ADMINISTRATION: The Financial Statements of the corporate business year ended on 12.31.2001, together with the opinion of the Independent Auditors, Ernst & Young Auditores Independentes S/C and of the Statutory Audit Committee as well as the Report of Administration.

(b) RESULT OF THE BUSINESS YEAR - DESTINATION; Discussed and approved was the proposal submitted by the Administration Council, referring to the destination of the business year net profits, in the amount of R$ 377,899,374.23 (three hundred and seventy-seven million, eight hundred and ninety-nine thousand, three hundred and seventy-four Reais and twenty-three Cents), or rather: (a) R$ 18,894,968.71 (eighteen million, eight hundred and ninety-four thousand, nine hundred and sixty-eight Reais and seventy-one Cents) for constitution of legal reserves; (b) R$ 92,000,000.00 (ninety-two million Reais) for distribution of dividends, of which R$ 48,766,757.45 (forty-eight million, seven hundred and sixty-six thousand, seven hundred and fifty-seven Reais and forty-five Cents) for common shares, corresponding to R$ 2.3068 per lot of 1,000 (one thousand) shares, and R$ 43,233,242.55 (forty-three million, two hundred and thirty-three thousand, two hundred and forty-two Reais and fifty-five Cents) for the preferred shares, corresponding R$ 2.5375 per lot of 1,000 (one thousand) shares. The dividends will be credited at the depositary bank of the shares until June 23, 2002. Withholding of the business year net profit balance was approved, in the amount of R$ 270,785,478.92 (two hundred and seventy million, seven hundred and eighty-five thousand, four hundred and seventy-eight Reais and ninety-two Cents), based on the capital budget now approved, as set forth in Article 196 of Law Nr. 6404/76.

(c) ADMINISTRATORS - FEES: The annual, overall fees of the Corporation's Administrators were fixed in the amount of up to 14,400 Yearly Salary Floors of the Professional Category. In the form pursuant to the By-laws, the Administration Council shall fix and prorate the individual fees of the administrators, within the limit now approved.

II - <u>EXTRAORDINARY GENERAL MEETING</u>:

(a) AMENDMENT OF THE CORPORATE BY-LAWS: Discussed and approved was the proposal submitted by the Administration Council for the amendment of the Company's Corporate By-laws in order to: **(i)** as required in the Regulation of Differentiated Practices of Corporative Governance -Level I, defined by the São Paulo Stock Exchange - BOVESPA, to include § 7 in Article 5, to prohibit issuance by the Corporation of beneficiary parts, and, to include the prior notice periods for the first and second convening notice of the General Meetings. In this way, Articles 5 and 27 will have the following texts: "**Article 5 - § 7** - The issuance by the Corporation of beneficiary parts is expressly prohibited." and "**Article 27** - The General Meeting of Shareholders, convened and installed in the form of the law and of these By-laws, is the supreme body to decide on all corporate businesses and to take the decisions that it deems convenient, being 15 (fifteen) days the period of prior notice for the first convening and 08 (eight) for the second one.";
(ii) to adjust the text of § 2 of Article 6 to the amendments entered by effectiveness of Law Nr. 10.303/01, in view of the fact that the existing public corporations may keep the ratio of up to 2/3 (two thirds) of preferred shares with relation to the total of issued shares, which will take effect with the following new text: "**Article 6 - § 2** - The corporation may issue new class preferred shares, or increase the number of preferred shares of already existing classes, without keeping the ratio with the other ones,

observing the maximum limit of 2/3 of preferred shares with relation to the number of shares issued."; **(iii)** to exclude the obligatoriness that the shareholder, member of the Administration Council is a resident of this country, the text of Article 8 of the Company's Corporate By-laws taking effect with the following new text: "**Article 8** - The Administration Council will be composed of a minimum of 3 (three) and a maximum of 10(ten) members all shareholders, elected by the General Meeting, with term of office of 2 (two) years, which will begin with the signing of the instrument of office written in the appropriate book."; **(iv)** to adjust the text of Article 17 section XVI to the amendments entered by the effectiveness of Law Nr. 10.303/01, which will take effect with the following new text: "**Article 17** - It is incumbent on the Administration Council to: **XVI** - change the ratio existing between the common and preferred shares, up to the limit from one third to two thirds, respectively."; **(v)** cancel the position of Superintendent Director of the Company's Board of Directors, and the same will be composed of a President Director and the other ones without specific designation. In view of the cancellation of the Company's Superintendent Director position, Articles 19 "caption", 20 § 1, 22 § 1 and 24 of the Company's Corporate By-laws will take effect with the following new text: "**Article 19** - The Board of Directors will be composed of a minimum of 3 (three) and a maximum of 10 (ten) members, shareholders or not, elected by the Administration Council, with a term of office of 1(one) year, who may be reelected, of whom one President Director and the other ones without specific designation."; "**Article 20 - § 1**- The Board of Directors meetings will be chaired by its President Director, or in his absence, by an other Director to be appointed by him. § 2 - The decisions of the Board of Directors will be written in minutes, transcribed into the appropriate book. § 3 - The Board of Directors meetings will be installed with the presence of at least, the majority of its members. § 4- The decisions of the Board of Directors will be taken by simple majority of votes of those present, having the President Director, in case of a tie, the casting vote."; "**Article 22- § 1-** The attorneys-in-fact will be appointed by an appropriated instrument, signed by two Directors, in which shall be specified the powers granted and the term of mandate, always determinate, except when granted to professionals qualified for the court in general, with the "ad judicia et extra" clause powers, or for the defense of the Corporation's interests in administrative proceedings."; and "**Article 24** - The President Director will be replaced during his absences or hindrances, by an other Director, appointed by the President Director himself and the replacement may exercise all the assignments of the President Director himself in terms of these Corporate By-laws."; **(vi)** adjust the text of Article 29 to the amendments entered by effectiveness of Law Nr. 10.303/01, which sets forth that the profits not destined to constitution of reserves and withholding of profits shall be distributed as dividends, and said article shall take effect with the following new text: "**Article 29** - The administrators will propose to the Ordinary General Meeting the destination to be given to the business year net profits, mandatorily and successively giving destination of: I-5% (five percent) for constitution of legal reserves, which shall not exceed 20% (twenty percent) of the corporate capital; II - the part corresponding to the constitution of reserves of contingencies; III - 25% (twenty-five percent), minimum, will be destined to payment to the shareholders, of the mandatory yearly dividend, assessed in the form of Article 202 of Law Nr. 6404/76; IV- the balance assessed will have destination thereof fixed by the General Meeting, observing the provision of the law."; and **(vii)** adjust the text of Article 33 to the amendments entered due to effectiveness of Law Nr. 10.303/01, which allows in terms of the law, the exclusion of the preference right or decrease in its period in the event of a capital increase approved by the Administration Council of public company with authorized capital which contains statutory authorization in this sense. In this way, Article 33 will take the following new text: "**Article 33** - The Corporation, upon calls from the Administration Council or due to conversion of debentures into nominal common and preferred shares, is authorized to increase, independently from alteration of the By-laws, the number of common and preferred shares, representing the corporate capital, up to the limit of 28,000,000,000 (twenty-eight billion) common shares and 56,000,000,000 (fifty-six billion) preferred shares, all without par value. The Administration Council may, at its discretion, change the ratio existing between the common and preferred shares up to the limit of one third to two thirds, respectively. **Sole** §- The Administration Council may, in terms of Article 172 of Law 6404/76 and of Article 33 above, issue common and preferred shares, without voting rights, or debentures convertible into common and preferred shares, without voting rights, with exclusion or decrease in the period of the preference right to subscription for the old shareholders, provided that placement is made through sale at the stock exchange or public subscription, or by exchange for shares, in public offering of acquisition of control, in the terms of the Law."

Upon request of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, the Company's Statutory Audit Committee was installed, which shall act with 3 members for the present corporate year of 2002, with a term of office until the Ordinary General Meeting to be held in 2003, having been elected by the Company's shareholders with voting rights Messrs Ariovaldo dos Santos, Brazilian citizen, married, Accountant, bearer of Identity Card RG Nr. 4684743-SSP/SP, enrolled with the Taxpayer Registry of the Ministry of Finance CPF/MF under Nr. 402.805.438-91, residing and domiciled at Rua Novo Mexico, 189, Granja Viana, Cotia, SP and his respective deputy Lázaro Plácido Lisboa, Brazilian citizen, married, Accountant, bearer of Identity Card RG Nr.2239576-SSP/SP, enrolled at CPF/MF under Nr. 011.048.538-68, residing and domiciled at Rua Dr. Almeida Sampaio, 91, Jardim Bonfiglioli, São Paulo - SP and Messrs João Carlos Hopp, Brazilian citizen, married, Economist, bearer of Identity Card RG Nr. 1.395.761-SSP/SP, enrolled with CPF/MF under Nr.201.275.708-10, residing and domiciled at Alameda Casa Branca, 456-7th floor, Apt.71, Cerqueira César, São Paulo-SP and his respective deputy Roque Antônio Carraza, Brazilian citizen, married, Attorney-at-law, bearer of Identity Card RG Nr. 4.430.905-SSP/SP, enrolled with CPF/MF under Nr. 520.828.908-30 and at the Brazilian Bar OAB/SP Nr. 140.204, residing and domiciled at Alameda Campinas Nr.1360-14th floor, Jardim Paulista, São Paulo-SP, and by the shareholders without voting rights Messrs. Roberto Martins Ribeiro de Jesus, Brazilian citizen, married, Economist, bearer of Identity Card RG Nr. 04755692-2 - IPF/RJ, enrolled with CPF/MF under Nr.663.310.057-49, residing and domiciled at Rua Marquesa dos Santos 42, Apt. 901, Laranjeiras, Rio de Janeiro-RJ and his respective deputy José Godinho Neto,

Brazilian citizen, married, Administrator, bearer of Identity Card RG Nr. 1.650.852-5 IFP/RJ, enrolled with CPF/MF under Nr. 11.686.657-87, residing and domiciled at Rua Raul Pompéia, 61, Apto. 602, Copacabana-RJ. Also approved was the individual monthly fee of the effective members of the Statutory Audit Committee being 10% (ten percent) of the fee which as average is allotted to each Company Director, not included benefits, representation allowances and participation in the profits. The now elected councillors will take office by means of signature of the competent instrument.

All decisions were taken by unanimous votes abstaining from voting those legally hindered.

The documents and proposals submitted to the Meeting were numbered in sequence, certified and filed at the Company, in terms of Article 130, § 1, letter "a", of Law Nr. 6404/76.

Also unanimously, was authorized the publication of the present minutes omitting the names of the shareholders, in the form authorized by Law.

No other subject to be dealt with, the work was adjourned for the time needed for the writing of the present minutes, which read, rechecked and found to be accordingly, are signed in the form of Article 130, "caption", of Law Nr. 6404/76.

PANEL: Raul Calfat - Chairman
Boris Gris - Secretary

SHAREHOLDERS:

Votocel Filmes Flexíveis Ltda.

by proxy: Sergio Esteves Filho

Nova HPI Participações Ltda.
by proxy: Sergio Esteves Filho

Caixa de Previdência dos Funcionários
do Banco do Brasil - Previ
by proxy: Rita Seidel Tenório

Dynamo Cougar Fundo Mútuo de Investimentos
em Ações - Carteira Livre
by proxy: Eduardo Valentim de Araújo

Lumina Fundo de Investimentos em Ações
by proxy: Eduardo Valentim de Araújo

Tobias Cepelowicz
by proxy: Eduardo Valentim de Araújo

Eduardo Valentim de Araújo

NOTHING ELSE. IN WITNESS WHEREOF, DATA UT SUPRA.